                                     CINRAM
                            THIRD QUARTER REPORT 2003

           UNAUDITED THIRD QUARTER ENDED SEPTEMBER 30, 2003, AND 2002

                              (PHOTO OF RACE CAR)

                                   A RECORD
                                  PERFORMANCE

                                 (CINRAM LOGO)

CINRAM REPORTS INCREASED PROFITABILITY FOR THIRD QUARTER 2003

For the third quarter ended September 30, 2003, Cinram International Inc. (TSX:
CRW) reported increased net earnings of $19.1 million or $0.33 per share, compared to $14.8 million or $0.27 per share last year - a 29% increase.

Consolidated revenue for the third quarter was $203.5 million, a 9% decline from $224.7 million in the same period last year due to the impact of a stronger Canadian dollar and a shift in product mix. Earnings before interest expense, investment income and income taxes (EBIT*) increased to $28.3 million, compared to $22.2 million in 2002.

These numbers do not include any results from the acquisition of the Time Warner businesses, which closed after the end of the third quarter.

"We are very pleased with Cinram's year to date performance, from both a financial and strategic perspective," says Cinram chief executive officer Isidore Philosophe. "We have enjoyed strong cash flow from operations and our solid financial position has allowed us to quickly expand to meet our customers' growing demand for DVDs."

Cinram's total DVD unit shipments during the first nine months of 2003 increased by more than 100% over the same period last year. At current rates, the Digital Entertainment Group expects U.S. DVD industry shipments alone to exceed one billion units in 2003. And, with the average price of DVD players declining, the Group estimates that more than 48 million U.S. households now have at least one DVD player - with household penetration expected to reach 50 million, or 50% by the end of 2003.

INDUSTRY SEGMENTS

Third quarter DVD sales represented 52% of consolidated revenue, up from 30% in 2002. "We have been continually adding DVD capacity in order to meet the increased demand for DVD product from our customers," adds Philosophe. Cinram invested $24.1 million in capital expenditures in the third quarter and $65.4 million year to date, principally to increase DVD capacity in North America.

Sales for video cassettes continued to decline relative to Cinram's consolidated revenue, accounting for 14% of consolidated revenue in the third quarter compared to 33% for the same period last year. "Consumers' appetite for DVDs is by far outpacing the demand for video cassette products," says Philosophe. "The Time Warner acquisition gives us the opportunity to capitalize on this growth throughout North America and Europe."

Video cassettes, by their product make-up, receive higher average selling prices, generate lower profit margins and are more expensive to produce than DVDs because of higher raw material costs and real time manufacturing constraints. A shift in demand from video cassettes to DVD therefore has a larger impact on top line revenue than net earnings.

CD shipments for the quarter made up 17% of consolidated sales. Despite the 4% increase in CD unit shipments, lower average selling prices combined with a strong Canadian dollar led to a 10% decline in revenue compared to the third quarter of 2002.

Distribution services revenue increased by 20% over 2002, representing 9% of consolidated revenue for the third quarter, fuelled by an overall increase in units distributed during the quarter.


                                                                  cinram 01 2003

GEOGRAPHIC SEGMENTS

U.S. sales represented 58% of consolidated revenue for the quarter. Excluding foreign currency translation, third quarter revenue in the U.S. grew by 7%, led by a significant increase in DVD unit shipments and higher distribution services revenue. After foreign exchange translation, U.S. revenue decreased by 6%. In Canada, third quarter revenue made up 24% of consolidated sales, rising by 16% from last year with the growth in DVD unit shipments more than offsetting reduced shipments for CDs and VHS video cassettes. In Europe, revenue decreased by 36% due to the sale of the Company's facility in the Netherlands in early 2003, and reduced VHS video cassettes shipments in France and the United Kingdom.

As a result of a shift in product mix to DVDs and the increased ability to manufacture DVD orders in house, gross profit for the third quarter grew to $47.1 million from $41.4 million during the same period last year.

Selling, general and administrative expense for the third quarter decreased slightly to $18.7 million compared to $19.2 million during the same period last year.

As at September 30, 2003, Cinram's gross cash position was $178.8 million compared to $164.2 million as at December 31, 2002, and the net cash position (cash and cash equivalents less bank operating loans and long-term debt) was $140.2 million, an increase of $30.0 million from the end of 2002. The increase in the cash balance is directly attributable to the Company's strong cash flow from operations during the first nine months of the year.

"As we head into our busiest season of the year, we are very optimistic about the future of our market," concludes Philosophe. "This is the best year ever for the home entertainment industry, and with our newly acquired assets, we are in a better position than ever to meet our customers' requirements."

APPOINTMENT OF TWO NEW BOARD MEMBERS

During the quarter, Cinram also added valuable experience to its Board of Directors with the appointment of Nadir H. Mohamed, president and chief executive officer of Rogers AT&T Wireless and John R. Preston, executive vice-president and chief financial officer of Ripplewood Investment Holdings. Messrs. Mohamed and Preston have extensive accounting and financial backgrounds and will both serve as members of the Board's audit committee.

DIVIDEND

The Board of Directors has declared a quarterly dividend of $0.03 per share, payable on December 31, 2003, to the shareholders of record at the close of business on December 15, 2003.

SUBSEQUENT EVENT

On October 24, 2003, Cinram International Inc. completed the agreement with Time Warner Inc. to acquire its DVD and CD manufacturing and physical distribution businesses, together with certain related businesses, in the U.S. and Europe for approximately $1.05 billion US in cash. As part of the acquisition, Cinram also entered into exclusive long-term agreements to manufacture, print, package and physically distribute DVDs and CDs for Warner Home Video and Warner Music Group in North America and Europe, and for New Line Home Entertainment, Inc. in North America. The acquisition was funded by a $1.175 billion US bank facility provided by a syndicate led by Citigroup and Merrill Lynch, of which $150 million US is a revolving credit facility that is undrawn at this time.


cinram 02 2003

FORWARD LOOKING STATEMENTS

Certain statements included in this quarterly report constitute "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or results of the multimedia duplication/replication industry, to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements. Such factors include, among others, the following: general economic and business conditions, which will, among other things, impact the demand for the Company's products and services; multimedia duplication/replication industry conditions and capacity; the ability of the Company to implement its business strategy; the Company's ability to retain major customers and participate in such customers' migration from VHS and audio formats to DVD; the Company's ability to invest successfully in new technologies; the effective integration of the Time Warner businesses; and other factors which are described in the Company's filings with the securities commissions.

                         THREE MONTHS ENDED SEPTEMBER 30        NINE MONTHS ENDED SEPTEMBER 30
                         -------------------------------        ------------------------------
(in thousands)               2003               2002               2003               2002
                           --------           --------           --------           --------
EBIT*                      $ 28,345           $ 22,208           $ 62,932           $ 40,296
Interest expense                882              1,513              2,930              3,865
Investment Income            (1,164)            (1,767)            (3,358)            (3,289)
Income taxes                  9,504              7,619             21,677             13,317
                           --------           --------           --------           --------
Net earnings               $ 19,123           $ 14,843           $ 41,683           $ 26,403
                           ========           ========           ========           ========

* EBIT is defined herein as earnings before interest expense, investment income and income taxes, and is a standard measure that is commonly reported and widely used in the industry to assist in understanding and comparing operating results. EBIT is not a defined term under generally accepted accounting principles ("GAAP"). Accordingly, this measure should not be considered as a substitute or alternative for net earnings or cash flow, in each case as determined in accordance with GAAP. See reconciliation of EBIT to net earnings under GAAP as found in the table above.

ABOUT CINRAM

Cinram International Inc. is one of the world's largest independent providers of pre-recorded multimedia products and logistics services. With facilities in North America and Europe, Cinram manufactures and distributes pre-recorded DVDs, VHS video cassettes, audio CDs, audiocassettes and CD-ROMs for motion picture studios, music labels, publishers and computer software companies around the world. The Company's shares are listed on the Toronto Stock Exchange (CRW) and are included on the S&P/ TSX Composite Index. For more information, visit our Web site at www.cinram.com.


/s/ Isidore Philosophe


ISIDORE PHILOSOPHE

Chief Executive Officer


                                                                  cinram 03 2003

2003 MANAGEMENT'S DISCUSSION AND ANALYSIS

This interim management discussion and analysis ("MD&A") should be read in conjunction with the MD&A in the Company's annual report for the year ended December 31, 2002. External economic and industry factors remain substantially unchanged, unless otherwise stated.

OVERVIEW

Net earnings for the third quarter of 2003 reached $19.1 million, an increase of $4.3 million over 2002 third quarter earnings of $14.8 million, resulting from an increase in gross profit driven by the continued shift in product mix toward the DVD multimedia format. Net earnings for the nine months ended September 30, 2003, increased by $15.3 million to $41.7 million, up from $26.4 million in the comparable 2002 period.

REVENUE

Revenue for the third quarter decreased by 9%, to $203.5 million, from $224.7 million in the same period in 2002. Excluding the impact of foreign exchange, 2003 third quarter revenue decreased by 1%. Although total multimedia units shipped during the quarter increased by 4%, the shift in product mix from VHS video cassettes to DVDs precluded an equivalent increase in revenue. VHS video cassettes are more expensive to produce because of the higher cost of raw material inputs and therefore command higher average selling prices than DVDs. For the past few years, VHS video cassettes have represented a significant portion of Cinram's consolidated sales. The remarkable increase in demand for DVDs has displaced the VHS format causing a shift in the Company's business model and in turn a shift in revenues to lower priced, higher margin DVDs.

Continued decline in audio CD, CD-ROM, audio cassettes and VHS video cassettes, coupled with the strengthening of the Canadian dollar relative to the U.S. dollar, led to further revenue erosion in the third quarter of 2003.

GEOGRAPHIC SEGMENTS

NORTH AMERICA

North American revenue for the third quarter decreased by 1%, to $170.7 million, down from $173.2 million in the third quarter of 2002. The decline was driven by decreased revenue from the United States and to a lesser extent Mexico, and was somewhat offset by growth in revenue from Canada. As stated previously, the strengthening momentum of the Canadian dollar relative to the U.S. dollar led to the contraction of North American revenue for the quarter. Excluding the impact of foreign exchange, 2003 third quarter revenue increased by 9%.

In the United States, third quarter revenue decreased by 6% from the same period in 2002. Excluding the impact of foreign exchange, third quarter revenue from the United States increased by 7%. Although DVD unit shipments continue to experience significant growth in the United States, the decline in all other formats, primarily VHS video cassettes, offset the DVD growth enjoyed in this region. For the third quarter of 2003, revenue from the United States represented 58% of consolidated revenue, compared to 57% in the prior year.

In Canada, third quarter revenue increased by 16%, reflecting continued growth in DVD unit shipments, combined with an increase in distribution services revenue. Offsetting this revenue growth was the continued decrease in market demand for audio cassettes, VHS video cassettes and CDs, combined with lower selling prices. For the third quarter of 2003, revenue from Canadian operations represented 24% of consolidated revenue, compared to 18% in the prior year.


cinram 04 2003

In Mexico, third quarter revenue decreased by 21% in 2003 from the same period last year. Similar to other regions, DVD growth remained strong in the quarter, however, all other formats experienced continued decline, particularly CD and CD ROM. For the third quarter of 2003, revenue from Mexican operations represented 2% of consolidated sales during the quarter, consistent with 2002.

EUROPE

European revenue decreased by 36% to $32.7 million in the third quarter of 2003. Excluding the impact of foreign exchange, 2003 third quarter European revenue decreased by 26%. Consistent with all other regions, European DVD sales experienced significant growth for the period, but were offset by the declines in revenue from all other formats, mostly in VHS video cassettes. Furthermore, the sale of the Company's facility in the Netherlands in early 2003, also contributed to the erosion of revenue from the region. For the third quarter of 2003, European revenue represented 16% of consolidated sales, down from 23% in the prior year.

In terms of individual territories, revenue in the United Kingdom was down 28% in the third quarter of 2003, resulting from a decrease in revenue from VHS video cassettes. The corresponding growth in DVD revenue was not sufficient to offset the decline in other product lines.

In France, 2003 third quarter revenue decreased by 29% in comparison to prior year levels, mainly due to decreased revenue from VHS videocassettes. Again, the corresponding growth in DVD revenue was not sufficient to offset the decline in other product lines.

INDUSTRY SEGMENTS

HOME VIDEO

Third quarter revenue from Cinram's home video segment, which includes DVDs and VHS video cassettes, was $137.2 million, down from $143.5 million in the third quarter of 2002. This segment accounted for 67% of consolidated revenue, up from 64% in the prior year. During the quarter, the Company added DVD capacity in the United Kingdom and France, anticipating that European revenue associated with VHS video cassette would be displaced by DVD.

DVD revenue for the quarter increased by 61%, or $40.4 million, from the prior year reflecting increased consumer demand across all geographic regions, especially in the United States where DVD shipments increased by 23 million units, or 69%. DVD revenue represented 52% of consolidated revenue for the third quarter, up from 30% in the third quarter of 2002.

The growth in DVD revenue during the period was dampened by a 62% or $46.2 million decrease in VHS video cassette revenue because of the shift in demand to DVDs. VHS video cassette revenue for the quarter was $28.4 million, down from $74.6 million in the same period last year, reflecting a decline in unit shipments and selling prices together with a strong Canadian dollar. VHS video cassette revenue represented 14% of consolidated revenue for the third quarter of 2003, down from 33% in the prior year period.

AUDIO/ROM

Revenue from Cinram's audio/ROM segment, which includes audio CD, CD-ROM and audio cassette, totaled $45.2 million in the third quarter of 2003, decreasing from $58.3 million in the prior year comparable period. This segment accounted for 22% of consolidated revenue for the quarter, a decrease from 26% in the prior year, as the Company experienced reduced unit sales of audio CD, CD-ROM and audio cassette.


                                                                  cinram 05 2003

2003 MANAGEMENT'S DISCUSSION AND ANALYSIS
(continued)


Although CD shipments increased by 4%, the decline in the average selling price and strengthening of the Canadian dollar resulted in a net decline of 10%, or $3.9 million, in CD revenue from the comparable 2002 period.

CD-ROM revenue decreased 43%, or $4.9 million, from the third quarter of last year because of a decrease in demand from Internet service providers.

Audio cassette revenue decreased by 55%, or $4.3 million, in the third quarter from the same period last year, as the Company completed the sale of its audio and video cassette facility in the Netherlands in early 2003. This facility accounted for 43% of Cinram's audio cassette revenue in the third quarter of 2002.

OTHER

Distribution and fulfillment services revenue (included in "other" segment) increased by 20% or $3.1 million in the third quarter of 2003 compared to the same period last year as a result of an overall increase in the number of units distributed. Distribution and fulfillment services continue to be a key driver of business, as well as a major influence in the Company's ability to secure significant new contracts. The increase in distribution revenue was offset by a 71% or $4.9 million decline in other revenue for the same period, primarily attributable to a decrease in non-core business activity.

GROSS PROFIT

Gross profit for the quarter was $47.1 million, compared to $41.4 million in the prior year period. As a percentage of sales, gross profit increased to 23%, compared to 18% in 2002. The increase is the result of a continued shift in product mix towards DVDs, and the ability to manufacture a significant percentage of DVD orders in house given the Company's recent DVD capacity expansion.

Amortization expense from capital assets, included in cost of goods sold, decreased to $18.7 million in the third quarter, compared to $21.7 million in the prior year period, due in part to the reduced asset base in Europe, combined with the impact of a strong Canadian dollar.

SELLING, GENERAL AND ADMINISTRATIVE

Selling, general and administrative expenses were down from the prior year, totaling $18.7 million in the third quarter of 2003, compared to $19.2 million in 2002. As a percentage of sales, selling, general and administrative expenses for the quarter were 9.2%, compared to 8.5% in the prior year period.

INTEREST EXPENSE

Interest expense decreased to $0.9 million in the third quarter, compared to $1.5 million in 2002, because of the reduction in capital lease obligations associated with the sale of the facility in The Netherlands, combined with lower debt levels.

INVESTMENT INCOME

Investment income decreased to $1.2 million in the third quarter, compared to $1.8 million in the third quarter of 2002 because of lower average yields on cash balances in the quarter.


cinram 06 2003

INCOME TAXES

The Company's effective tax rate for the third quarter was 33%, compared to an effective rate of 34% in the comparable prior year period. The lower effective tax rate reflects reduced tax rates in certain jurisdictions.

LIQUIDITY AND CAPITAL RESOURCES

As of September 30, 2003, the Company's net cash position, consisting of cash and cash equivalents less bank operating loans and long-term debt, was $140.2 million compared to $110.2 million at December 31, 2002. The increase in the cash balance is directly attributable to the Company's strong cash flow from operations during the first nine months of the year.

The Company's working capital position was $187.9 million at the end of the 2003 third quarter, compared to $186.1 million as at December 31, 2002. Earnings before interest expense, investment income and income taxes (EBIT*) for the third quarter was $28.3 million, compared to $22.2 million in the third quarter of 2002. Net earnings for the third quarter were $19.1 million compared to $14.8 million in the corresponding 2002 period.

During the third quarter of 2003, Cinram invested $24.1 million in capital assets, the majority to increase DVD capacity in North America to support the increased demand for DVD product from our customers.

RISKS AND UNCERTAINTIES

The risks and uncertainties faced by the Company are substantially the same as those disclosed in the MD&A section of its December 31, 2002 annual report and those disclosed in the press release dated November 11, 2003, under the Cinram International Inc. forward looking statements heading.

                         THREE MONTHS ENDED SEPTEMBER 30        NINE MONTHS ENDED SEPTEMBER 30
                         -------------------------------        ------------------------------
(in thousands)               2003               2002               2003               2002
                           --------           --------           --------           --------
EBIT*                      $ 28,345           $ 22,208           $ 62,932           $ 40,296
Interest expense                882              1,513              2,930              3,865
Investment Income            (1,164)            (1,767)            (3,358)            (3,289)
Income taxes                  9,504              7,619             21,677             13,317
                           --------           --------           --------           --------
Net earnings               $ 19,123           $ 14,843           $ 41,683           $ 26,403
                           ========           ========           ========           ========

* EBIT is defined herein as earnings before interest expense, investment income and income taxes, and is a standard measure that is commonly reported and widely used in the industry to assist in understanding and comparing operating results. EBIT is not a defined term under generally accepted accounting principles ("GAAP"). Accordingly, this measure should not be considered as a substitute or alternative for net earnings or cash flow, in each case as determined in accordance with GAAP. See reconciliation of EBIT to net earnings under GAAP as found in the table above.


                                                                  cinram 07 2003

CONSOLIDATED BALANCE SHEETS

                                                       (stated in thousands of Canadian dollars)
------------------------------------------------------------------------------------------------
                                                                   (UNAUDITED)

September 30, 2003, and December 31, 2002                             2003               2002
                                                                   ----------           --------
ASSETS

CURRENT ASSETS:
       Cash and cash equivalents                                    $ 178,799           $164,216
       Accounts receivable                                            229,272            223,385
       Inventories                                                     27,803             63,063
       Prepaid expenses                                                11,175             11,137
       Future income taxes                                              7,896              8,905
                                                                    ---------           --------
                                                                      454,945            470,706

Capital assets                                                        291,478            298,345
Assets under capital lease                                              8,539             13,300
Goodwill                                                                6,254              6,789
Other assets                                                           24,513             40,553
                                                                    ---------           --------
                                                                    $ 785,729           $829,693
                                                                    =========           ========

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
       Accounts payable and accrued liabilities                     $ 244,749           $257,464
       Income taxes payable                                            10,557             13,602
       Current portion of long-term debt                               10,533             11,977
       Current portion of obligations under capital leases              1,246              1,569
                                                                    ---------           --------
                                                                      267,085            284,612

Long-term debt                                                         28,059             42,012
Obligations under capital leases                                        7,616             16,318
Future income taxes                                                    23,387             26,581

SHAREHOLDERS' EQUITY:
       Capital stock (note 3)                                         245,891            240,408
       Contributed surplus                                                182                182
       Retained earnings                                              230,415            193,734
       Foreign currency translation adjustment                        (16,906)            25,846
                                                                    ---------           --------
                                                                      459,582            460,170
Subsequent event (note 9)
                                                                    ---------           --------
                                                                    $ 785,729           $829,693
                                                                    =========           ========

See accompanying notes to consolidated financial statements.


cinram 08 2003

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS

                                    (unaudited, stated in thousands of Canadian dollars, except per share amounts)
------------------------------------------------------------------------------------------------------------------
                                           THREE MONTHS ENDED SEPTEMBER 30          NINE MONTHS ENDED SEPTEMBER 30
                                           -------------------------------          ------------------------------
                                              2003                2002                2003                2002
                                            ---------           ---------           ---------           ---------
Revenue                                     $ 203,529           $ 224,726           $ 590,823           $ 577,729
Cost of goods sold                            156,459             183,326             473,722             482,734
                                            ---------           ---------           ---------           ---------
Gross profit                                   47,070              41,400             117,101              94,995
Selling, general and
   administrative expenses                     18,725              19,192              54,169              54,699
                                            ---------           ---------           ---------           ---------
Earnings before interest expense,
   investment income
   and income taxes                            28,345              22,208              62,932              40,296
Interest expense on long-term debt                731               1,038               2,408               2,558
Interest expense on capital leases                136                 263                 435                 712
Interest expense - other                           15                 212                  87                 595
Investment income                              (1,164)             (1,767)             (3,358)             (3,289)
                                            ---------           ---------           ---------           ---------
Earnings before income taxes                   28,627              22,462              63,360              39,720
                                            ---------           ---------           ---------           ---------
Income taxes                                    9,504               7,619              21,677              13,317
                                            ---------           ---------           ---------           ---------
Net earnings                                   19,123              14,843              41,683              26,403
                                            ---------           ---------           ---------           ---------
Retained earnings,
   beginning of period                        212,968             153,030             193,734             143,670
Dividends declared                             (1,676)             (1,104)             (5,002)             (3,304)
                                            ---------           ---------           ---------           ---------
Retained earnings, end of period            $ 230,415           $ 166,769           $ 230,415           $ 166,769
                                            =========           =========           =========           =========
Earnings per share (note 5):
Basic                                       $    0.34           $    0.27           $    0.75           $    0.48
Diluted                                     $    0.33           $    0.27           $    0.74           $    0.48
                                            =========           =========           =========           =========

See accompanying notes to consolidated financial statements.


                                                                  cinram 09 2003

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                 (unaudited, stated in thousands of Canadian dollars)
---------------------------------------------------------------------------------------------------------------------
                                              THREE MONTHS ENDED SEPTEMBER 30          NINE MONTHS ENDED SEPTEMBER 30
                                              -------------------------------          ------------------------------
                                                 2003                2002                2003                2002
                                               ---------           ---------           ---------           ---------
Cash provided by (used in):
OPERATIONS:
Net earnings                                   $  19,123           $  14,843           $  41,683           $  26,403
Items not involving cash:
       Amortization                               18,744              21,716              52,471              55,749
       Loss (gain) on disposition
         of capital assets                            --                  --                (185)                 --
       Unrealized foreign exchange                   906               8,888              (3,550)              4,547
Net change in non-cash working
   capital (Note 6)                               (6,896)            (17,839)             (1,601)             25,263
                                               ---------           ---------           ---------           ---------
                                                  31,877              27,608              88,818             111,962
FINANCING:
Decrease in bank loans                                --                  --                  --              (8,517)
Increase in long-term debt                            --                  --                  --              18,805
Repayment of long-term debt                       (2,569)             (3,346)             (8,129)             (3,346)
Decrease in obligations under
   capital lease                                    (303)               (176)               (915)             (1,130)
Issuance of common shares                            752                  --               5,483               1,938
Dividends paid                                    (1,676)             (1,104)             (5,002)             (3,304)
                                               ---------           ---------           ---------           ---------
                                                  (3,796)             (4,626)             (8,563)              4,446
INVESTMENTS:
Purchase of capital assets                       (24,114)            (14,183)            (65,383)            (43,710)
Proceeds on disposition of
   capital assets                                     --                  --                 701                  --
Decrease (increase) in other assets                 (857)              6,199              11,610             (10,995)
                                               ---------           ---------           ---------           ---------
                                                 (24,971)             (7,984)            (53,072)            (54,705)
Foreign exchange gain/(loss) on
   cash held in foreign currencies                   356              (2,274)            (12,600)             (1,310)
                                               ---------           ---------           ---------           ---------
Increase in cash and cash equivalents              3,466              12,724              14,583              60,393
Cash and cash equivalents,
   beginning of period                           175,333             139,548             164,216              91,879
                                               ---------           ---------           ---------           ---------
Cash and cash equivalents,
   end of period                               $ 178,799           $ 152,272           $ 178,799           $ 152,272
                                               =========           =========           =========           =========
Supplemental Cash Flow Information:
       Interest paid                           $     769           $   1,933           $   2,532           $   4,084
       Income taxes paid                       $   5,383           $   2,064           $  26,046           $   8,862
                                               =========           =========           =========           =========

See accompanying notes to consolidated financial statements.


cinram 10 2003

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Three and nine months ended September 30, 2003, and 2002

(unaudited, stated in thousands of Canadian dollars, except common shares and per share information)

1.    SIGNIFICANT ACCOUNTING POLICIES:

      These unaudited interim consolidated financial statements do not contain all disclosures required by Canadian generally accepted accounting principles ("GAAP") for annual financial statements, and accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the most recently prepared annual audited consolidated financial statements for the year ended December 31, 2002.

      The unaudited interim consolidated financial statements reflect all adjustments, which are, in the opinion of management, necessary to present fairly the financial position of Cinram International Inc. (the "Company") as of September 30, 2003, and the results of operations and cash flows for the three and nine months then ended.

      The Company's business follows a seasonal pattern, with pre-recorded media sales traditionally being higher in the fourth quarter than in other quarterly periods due to consumer holiday buying patterns. As a result, a disproportionate portion of total revenue is typically earned in the fourth quarter. The business seasonality results in performance for the third quarter ended September 30, 2003, which is not necessarily indicative of performance for the balance of the year.

      The unaudited interim consolidated financial statements have been prepared in accordance with Canadian GAAP and are based upon accounting principles consistent with those used and described in note 1 to the December 31, 2002, audited consolidated financial statements, except as follows:

      GUARANTEES:

      (a) Effective January 1, 2003, the Company implemented Accounting Guideline 14 "Disclosure of Guarantees", issued by the Canadian Institute of Chartered Accountants, which requires a guarantor to disclose in its notes to the consolidated financial statements significant information about guarantees it has provided. Under this Guideline, a guarantee is defined as a contract or indemnification agreement, which requires the Company to make payments (cash, financial instruments, other assets, the Company's own shares or the provision of services) to a third party contingent on future events. These payments are contingent on either (I) changes in an underlying interest rate, security price, commodity price, foreign exchange rate or other variables that are related to an asset, liability or an equity security of the guaranteed party, or (ii) the failure of another party to pay its indebtedness when due (a "Guarantee"). The disclosures are required even when the likelihood of the guarantor having to make any payments under the Guarantee is remote.

      The Company provides routine indemnifications, whose terms range in duration and often are not explicitly defined. The maximum amount from these indemnifications cannot be reasonably estimated. In some cases the Company has recourse against other parties to mitigate its risk of loss from these guarantees. Historically, the Company has not made significant payments relating to these types of indemnifications.

2.    REVENUE RECOGNITION:

      Revenue is comprised of product sales and service revenue earned from fulfillment services. Revenue from product sales is recognized when title to the goods is transferred to customers, the selling price is fixed and determinable and collectibility is reasonably assured. Volume rebates are recorded as a reduction of revenue at the time of shipment. Payments to acquire sales contracts are amortized against revenue over the term of the contract.

      Services revenue is recognized as services are performed.


                                                                  cinram 11 2003

Three and nine months ended September 30, 2003, and 2002

      (unaudited, stated in thousands of Canadian dollars, except common shares and per share information)

3.    CAPITAL STOCK:

      The following table summarizes information on capital stock and related matters at September 30, 2003:

                                           Outstanding         Exercisable
                                           -----------         -----------
       Warrants                             1,700,000           1,700,000
       Common shares                       55,875,291          55,875,291
       Common share stock options           2,527,939           1,418,706
                                           ==========          ==========

4.    STOCK BASED COMPENSATION:

      In accordance with CICA Handbook section 3870, "Stock-based Compensation and Other Stock-based Payments", the Company discloses pro forma net earnings and earnings per share information as if the Company had accounted for employee stock options under the fair value method.

      Had the Company determined compensation expense based on the fair values at grant dates of the stock options consistent with the fair value method, the Company's earnings per share would have been reported as the pro forma amounts indicated below. The pro forma disclosure omits the effects of awards granted before fiscal years beginning on or after January 1, 2002.

                                     THREE MONTHS ENDED SEPTEMBER 30         NINE MONTHS ENDED SEPTEMBER 30
                                     -------------------------------         ------------------------------
                                        2003                2002                2003                2002
                                     ----------          ----------          ----------          ----------
Net earnings, as reported            $   19,123          $   14,843          $   41,683          $   26,403
Stock-based compensation
   expense                                  665                 562               2,130                 622
                                     ----------          ----------          ----------          ----------
Pro forma net earnings               $   18,458          $   14,281          $   39,553          $   25,781
                                     ==========          ==========          ==========          ==========
Basic earnings per share,
   as reported                       $     0.34          $     0.27          $     0.75          $     0.48
Effect of stock-based
   compensation expense                    0.01                0.01                0.04                0.01
                                     ----------          ----------          ----------          ----------
Pro forma basic earnings
   per share                         $     0.33          $     0.26          $     0.71          $     0.47
                                     ==========          ==========          ==========          ==========
Diluted earnings per share,
   as reported                       $     0.33          $     0.27          $     0.74          $     0.48
Effect of stock-based
   compensation expense                    0.01                0.01                0.04                0.01
                                     ----------          ----------          ----------          ----------
Pro forma diluted earnings
   per share                         $     0.32          $     0.26          $     0.70          $     0.47
                                     ==========          ==========          ==========          ==========

      The weighted average estimated fair value at the date of the grant for options granted during the nine months ended September 30, 2003, was $5.56 per share (2002 - $5.28).


cinram 12 2003

      The fair value of each option granted was estimated on the date of the grant using the Black-Scholes fair value option pricing model with the following assumptions:

                                                                 2003      2002
                                                                 ----      ----
      Risk-free interest rate                                    4.0%      4.0%
      Dividend yield                                             1.0%      0.768%
      Volatility factor of the future expected market price
      of common shares                                            57%       60%
      Weighted average expected life of the options           5 YEARS   5 years

      For the purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period.

 5.   EARNINGS PER SHARE:

      The reconciliation of the numerator and denominator for the calculation of basic and diluted earnings per share is as follows:

                                       THREE MONTHS ENDED SEPTEMBER 30   NINE MONTHS ENDED SEPTEMBER 30
                                       -------------------------------   ------------------------------
                                           2003             2002             2003             2002
                                          -------          -------          -------          -------
Earnings available to
   common shareholders                    $19,123          $14,843          $41,683          $26,403

BASIC EARNINGS PER SHARE
Weighted average number
   of shares outstanding                   55,851           55,195           55,501           55,109
Basic earnings per share                  $  0.34          $  0.27          $  0.75          $  0.48

DILUTED EARNINGS PER SHARE
Weighted average number
   of shares outstanding                   55,851           55,195           55,501           55,109
Dilutive effect of stock options
   and warrants                             1,968              313              896              276
                                          -------          -------          -------          -------
Adjusted weighted average
   number of shares outstanding            57,819           55,508           56,397           55,385
Diluted earnings per share                $  0.33          $  0.27          $  0.74          $  0.48
                                          =======          =======          =======          =======


cinram 13 2003

Three and nine months ended September 30, 2003, and 2002
(unaudited, stated in thousands of Canadian dollars, except common shares and per share information)

6.    CONSOLIDATED STATEMENTS OF CASH FLOWS:

The change in non-cash working capital items is comprised of the following:

                                      THREE MONTHS ENDED SEPTEMBER 30        NINE MONTHS ENDED SEPTEMBER 30
                                      -------------------------------        ------------------------------
                                          2003               2002               2003               2002
                                        --------           --------           --------           --------
(Increase) decrease in
   accounts receivable                  $(32,044)          $(47,640)          $(30,128)          $ 20,653
Decrease (increase)
   in inventories                          1,353            (24,187)            31,785            (20,574)
(Increase) in prepaid expenses            (7,000)            (1,275)              (615)            (3,393)
Increase (decrease) in
   accounts payable and
   accrued liabilities                    25,616             48,364               (369)            21,963
Increase (decrease) in
   income tax payable                      5,179              6,899             (2,274)             6,614
                                        --------           --------           --------           --------
                                        $ (6,896)          $(17,839)          $ (1,601)          $ 25,263
                                        ========           ========           ========           ========

7.    SEGMENTED INFORMATION:

      The Company has two reportable business segments, being audio/ROM replication/duplication and home video replication/duplication.

      The audio/ROM replication/duplication segment manufactures audio cassettes, CDs and CD-ROMs and the home video replication/duplication segment manufactures video cassettes and DVDs.

      The accounting policies of the segments are the same as those described in the summary of accounting policies to the December 31, 2002 audited consolidated financial statements. The Company evaluates segment performance based on earnings before interest expense, investment income and income taxes.

------------------------------------------------------------------------------------------------------
Industry segments:                                               Three months ended September 30, 2003
------------------------------------------------------------------------------------------------------
                                       Audio/ROM         Home video
                                      replication/      replication/
                                      duplication       duplication          Other            Total
                                      -----------       -----------         -------          --------

Revenue from
   external customers                   $ 45,233          $137,175          $21,121          $203,529
Earnings before interest
   expense, investment
   income and income taxes                 3,754            23,500            1,091            28,345
Total assets                             211,054           494,581           80,094           785,729
Amortization of capital assets             4,182            13,008            1,554            18,744
Capital expenditures                         254            22,568            1,292            24,114


cinram 14 2003

------------------------------------------------------------------------------------------------------
INDUSTRY SEGMENTS:                                                NINE MONTHS ENDED SEPTEMBER 30, 2003
------------------------------------------------------------------------------------------------------
                                       AUDIO/ROM         HOME VIDEO
                                      REPLICATION/      REPLICATION/
                                      DUPLICATION       DUPLICATION          OTHER             TOTAL
                                      -----------       -----------         -------          --------
REVENUE FROM
   EXTERNAL CUSTOMERS                   $125,878          $383,878          $81,067          $590,823
EARNINGS BEFORE INTEREST
   EXPENSE, INVESTMENT
   INCOME AND INCOME TAXES                 6,018            54,878            2,036            62,932
TOTAL ASSETS                             211,054           494,581           80,094           785,729
AMORTIZATION OF CAPITAL ASSETS            12,396            35,226            4,849            52,471
CAPITAL EXPENDITURES                       1,865            59,635            3,883            65,383
                                      ===========       ===========         =======          ========

------------------------------------------------------------------------------------------------------
Industry segments:                                               Three months ended September 30, 2002
------------------------------------------------------------------------------------------------------
                                       Audio/ROM         Home video
                                      replication/      replication/
                                      duplication       duplication          Other            Total
                                      -----------       -----------         -------          --------
Revenue from
   external customers                  $ 58,330          $143,469          $ 22,927          $224,726
Earnings before interest
   expense, investment income
   and income taxes                       6,166            14,943             1,099            22,208
Total assets                            232,494           482,142           103,396           818,032
Amortization of capital assets            5,638            13,065             3,013            21,716
Capital expenditures                        652            10,679             2,852            14,183
                                      ===========       ===========         =======          ========

------------------------------------------------------------------------------------------------------
Industry segments:                                                Nine months ended September 30, 2002
------------------------------------------------------------------------------------------------------
                                       Audio/ROM         Home video
                                      replication/      replication/
                                      duplication       duplication          Other            Total
                                      -----------       -----------         -------          --------
Revenue from
   external customers                  $166,316          $350,904          $ 60,509          $577,729
Earnings before interest
   expense, investment income
   and income taxes                      10,460            28,469             1,367            40,296
Total assets                            232,494           482,142           103,396           818,032
Amortization of capital assets           16,049            33,063             6,637            55,749
Capital expenditures                      2,537            35,289             5,884            43,710
                                      ===========       ===========         =======          ========


                                                                  cinram 15 2003

Three and nine months ended September 30, 2003, and 2002

(unaudited, stated in thousands of Canadian dollars, except common shares and per share information)

---------------------------------------------------------------------------------------------
GEOGRAPHIC SEGMENTS:                           THREE MONTHS ENDED SEPTEMBER 30, 2003, AND 2002
---------------------------------------------------------------------------------------------
                                         UNITED
2003                      CANADA         STATES         FRANCE         OTHER          TOTAL
                        ----------     ---------      ----------     ----------     ---------
REVENUE FROM
  EXTERNAL CUSTOMERS    $  47,857      $ 118,839      $   23,933     $   12,900     $ 203,529
CAPITAL ASSETS
  AND GOODWILL             87,550        178,969          36,525          3,227       306,271
                        ----------     ---------      ----------     ----------     ---------

                                         United
2002                      Canada         States         France         Other          Total
                        ----------     ---------      ----------     ----------     ---------
Revenue from
  external customers    $  41,117      $ 127,014      $   33,547     $   23,048     $ 224,726
Capital assets
  and goodwill             72,676        212,494          31,185         14,057       330,412
                        ----------     ---------      ----------     ----------     ---------

---------------------------------------------------------------------------------------------
GEOGRAPHIC SEGMENTS:                           NINE MONTHS ENDED SEPTEMBER 30, 2003, AND 2002
---------------------------------------------------------------------------------------------
                                         UNITED
2003                      CANADA         STATES         FRANCE         OTHER          TOTAL
                        ----------     ---------      ----------     ----------     ---------
REVENUE FROM
  EXTERNAL CUSTOMERS    $  125,796     $ 336,366      $   82,737     $   45,924     $ 590,823
CAPITAL ASSETS
  AND GOODWILL             87,550        178,969          36,525          3,227       306,271
                        ----------     ---------      ----------     ----------     ---------

                                         United
2002                      Canada         States         France         Other          Total
                        ----------     ---------      ----------     ----------     ---------
Revenue from
  external customers    $  111,962     $ 309,692      $   88,646     $   67,429     $ 577,729
Capital assets
  and goodwill             72,676        212,494          31,185         14,057       330,412
                        ----------     ---------      ----------     ----------     ---------

8.    RELATED PARTY TRANSACTIONS:

      During the 2003 third quarter, the Company purchased certain premises from three companies owned by certain shareholders of the Company and their families for $7.4 million, representing the fair market value of the land and building on the date of acquisition.

9.    SUBSEQUENT EVENT:

      On October 24, 2003, Cinram International Inc. completed the agreement with Time Warner Inc. to acquire its DVD and CD manufacturing and physical distribution businesses, together with certain related businesses, in the U.S. and Europe for approximately $1.05 billion US in cash. As part of the acquisition, Cinram also entered into exclusive long-term agreements to manufacture, print, package and physically distribute DVDs and CDs for Warner Home Video and Warner Music Group in North America and Europe, and for New Line Home Entertainment, Inc. in North America. The acquisition was funded by a $1.175 billion US bank facility provided by a syndicate led by Citigroup and Merrill Lynch, of which $150 million US is a revolving credit facility that is undrawn at this time.


cinram 16 2003

(CINRAM LOGO)  CINRAM INTERNATIONAL INC.
               CORPORATE HEAD OFFICE
               2255 Markham Road
               Toronto, Ontario, Canada M1B 2W3
               Telephone (416) 298-8190
               Fax (416) 298-0612
               www.cinram.com